UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35285

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FROST BROKERAGE SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 WEST HOUSTON STREET

(No. and Street)

SAN ANTONIO   TEXAS   78205
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL T MARRONE   646-930-1906
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP

(Name – if individual, state last, first, middle name)

111 WEST HOUSTON STREET STE 1901 SAN ANTONIO   TEXAS   78205
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANGELA HOLLIDAY _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

FROST BROKERAGE SERVICES, INC. _____ , as

of DECEMBER 31 _____, 20 20 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



ELIZABETH MARIE STEEN
Notary Public, State of Texas
Comm. Expires 07-26-2021
Notary ID 12907900-3

Angela Holliday
Signature

PRESIDENT/CEO
_____
Title

Elizabeth Steen 3/8/2021
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frost Brokerage Services, Inc.

Financial Statements and Supplemental Information
With Report of Independent Registered Public Accounting Firm

December 31, 2020

Frost Brokerage Services, Inc.
Financial Statements and Supplemental Information

December 31, 2020

Table of Contents



Ernst & Young LLP
The Frost Tower
111 West Houston Street
Suite 1901
San Antonio, Texas 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Frost Brokerage Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Frost Brokerage Services, Inc., (the Company) as of December 31, 2020, and the related statement of income, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 1987.
March 16, 2021

Frost Brokerage Services, Inc.
Statement of Financial Condition
(Dollars in thousands)

December 31, 2020

Assets:		
Cash	$	767
Securities owned		23,996
Brokerage, annuity and insurance commissions receivable, net		644
Trading income receivable		22
Prepaid expenses and other assets		378
Deferred tax assets, net		55
Total assets	$	25,862
Liabilities:		
Accrued liabilities and employee benefits	$	289
Deferred income		163
Income taxes payable to Cullen/Frost		153
Total liabilities		605
Shareholder's Equity:		
Common stock, par value $0.01 per share; 100,000 shares authorized, issued and outstanding		—
Additional paid-in capital		327
Retained earnings		24,930
Total shareholder's equity		25,257
Total liabilities and shareholder's equity	$	25,862

See accompanying Notes to Financial Statements

Frost Brokerage Services, Inc.
Statement of Income
(Dollars in thousands)

Year Ended December 31, 2020

Revenue:		
Brokerage commissions, net	$	10,855
Annuity commissions		1,759
Trading income		748
Life insurance commissions		101
Interest income		139
Other income		22
Total revenue		13,624
Expenses:		
Employee compensation and benefits		10,170
General and administrative		1,442
Technology, occupancy and equipment		1,020
Professional services		528
Total expenses		13,160
Income before income taxes		464
Income tax expense		104
Net income	$	360

See accompanying Notes to Financial Statements

Frost Brokerage Services, Inc.
Statement of Changes in Shareholder's Equity
(Dollars in thousands)

Year Ended December 31, 2020

	Common Stock		Additional Paid-In Capital		Retained Earnings		Total Shareholder's Equity
Balance at beginning of year	$	—	$	327	$	24,570	$	24,897
Net income		—		—		360		360
Balance at end of year	$	—	$	327	$	24,930	$	25,257

See accompanying Notes to Financial Statements

Frost Brokerage Services, Inc.
Statement of Cash Flows
(Dollars in thousands)

Year Ended December 31, 2020

Operating activities		
Net income	$	360
Adjustments to reconcile net income to net cash from operating activities:		
Net current tax benefit from stock-based compensation		5
Deferred income tax expense		38
Net change in:		
Securities owned		302
Commissions receivable		434
Trading income receivable		77
Prepaid expenses and other assets		(214)
Accrued liabilities and employee benefits		(844)
Deferred income		(111)
Income taxes payable to Cullen/Frost		38
Net cash from operating activities		85
Net change in cash		85
Cash at beginning of period		682
Cash at end of period	$	767
Supplemental disclosures		
Cash paid to Cullen/Frost for income taxes	$	17

See accompanying Notes to Financial Statements

December 31, 2020

Note 1 – Organization and Nature of Operations

Frost Brokerage Services, Inc. is registered as a fully disclosed, introducing broker-dealer under the Securities Exchange Act of 1934. The terms "the Company," "we," "us" and "our" mean Frost Brokerage Services, Inc., when appropriate. We principally engage in executing general securities transactions on behalf of our clients. We operate under a clearing agreement with National Financial Services Company ("NFS"), whereby NFS assumes and maintains our customer accounts on a fully disclosed basis.

We are a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and are subject to regulation by the United States Securities and Exchange Commission ("SEC") and FINRA. We are also a member of the Securities Investors Protection Company ("SIPC"), a nonprofit membership company designed to protect, up to specified amounts, customers' cash and securities in the event of the liquidation of a broker-dealer.

We are a wholly owned subsidiary of Frost Bank, a wholly owned banking subsidiary of Cullen/Frost Bankers, Inc. ("Cullen/Frost").

Note 2 – Summary of Significant Accounting Policies

We follow accounting and financial reporting policies that conform to accounting principles generally accepted in the United States and to general practices within the securities industry.

Subsequent Events. We have evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. No subsequent events occurred during this period that require recognition or disclosure in these financial statements.

Litigation. We are subject to various claims and legal actions that have arisen in the course of conducting business. Management does not expect the ultimate disposition of these matters to have a material adverse impact on our financial statements.

Estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition. We derive commission and trading revenues from customer transactions in securities, annuities and life insurance. Commission and trading revenues and related expenses from transactions are recognized on a trade-date basis. Nearly all of our revenue is generated from customers located in Texas. Based on existing agreements, we receive cash marketing allowances from third party mutual fund companies to be used for marketing-related expenditures. Marketing allowances are accounted for as a reduction of marketing expenses when the marketing expense is incurred. The remaining marketing allowance balance at December 31, 2020, which totaled $163 thousand, is reported as deferred income in the accompanying Statement of Financial Condition, as these are the estimated marketing expenses.

Securities Owned. Securities owned are valued at estimated fair value as determined by quoted market values. The resulting differences between cost and fair value are included as a component of trading income in the accompanying Statement of Income.

Brokerage and Insurance Commissions Receivable, Net. Brokerage commissions receivable is comprised of revenue related to brokerage commissions, 12b-1 fees and mutual funds concessions, interest income and other income receivable related to transactions cleared through various third parties. Brokerage commission receivable are presented net of fees payable due to the third parties. We consider the brokerage commissions and insurance receivable fully collectible as the majority of the receivables have been collected subsequent to period end but

before the date these financial statements were issued; therefore, management has concluded that no allowance is required.

Trading Income Receivable. Trading income receivable represents the markup earned from fixed income security trade transactions but not yet received. We consider the trading income receivable fully collectible as the majority of the receivables have been collected subsequent to period end but before the date these financial statements were issued; therefore, management has concluded that no allowance is required.

Share-Based Payments. Compensation expense related to share-based payments is related to non-vested stock units. This expense is based on the fair value of the underlying awards on the measurement date, which is generally the date of the grant, and is recognized ratably over the service periods of each award. The fair value of non-vested stock units is generally the market price of our stock on the date of grant. The impact of forfeitures of share-based payment awards on compensation expense is recognized as forfeitures occur.

Income taxes. Our operations are included in the consolidated federal income tax return filed by Cullen/Frost using a calendar year-end. Our federal income tax provision is determined as if we filed a separate return using the consolidated statutory federal income tax rate for Cullen/Frost (21% during the period presented), as this is the rate charged to us by Cullen/Frost. The income tax effects related to settlements of share-based payment awards are reported in earnings as an increase (or decrease) to income tax expense (see Note 6 - Income Taxes).

Note 3 - Transactions with Customers

NFS clears transactions for our customers and carries the accounts of such customers on a fully disclosed basis as customers of NFS. We do not hold customer cash or securities in connection with such transactions.

We do not generally extend credit to customers. However, in the limited instances where we do extend credit to customers through the clearing broker, we seek to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. We, in addition to the clearing broker, monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

As an introducing broker, we clear all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmit all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities expose us to off-balance-sheet risk in the event that the customer and/ or clearing broker is unable to fulfill its obligations. We have agreed to indemnify the clearing broker for any losses sustained from customer accounts we introduced. At December 31, 2020, there were no material amounts to be indemnified to the clearing broker for such customer accounts.

Note 4 - Securities Owned

At December 31, 2020, trading securities totaled $24.0 million and consisted entirely of short-term U.S. Treasury securities reported at estimated fair value with changes in unrealized holding gains and losses included in income. These securities are not purchased to be resold to customers and are for our investment and liquidity purposes only. All securities owned at December 31, 2020 will contractually mature within one year. Securities with carrying amounts totaling $59 thousand at December 31, 2020, were pledged to NFS for surety purposes.

Note 5 - Employee Benefit Plans

As a subsidiary, we participate in various employee benefit plans offered by Cullen/Frost, including a 401(k) stock purchase plan, a defined benefit pension plan and various stock-based compensation plans. Expenses related to these plans are included in employee compensation and benefits in the accompanying Statement of Income.

The 401(k) stock purchase plan is a defined contribution plan whereby participants are permitted to make before- or after-tax contributions in an amount no less than 2% and not exceeding 50% of eligible compensation and subject to dollar limits from Internal Revenue Service regulations. We match 100% of employee contributions to the plan based on the amount of each participant's contributions up to a maximum of 6% of eligible compensation. Eligible employees must complete 30 days of service in order to enroll and vest in matching contributions immediately. The

matching contribution is initially invested in Cullen/Frost common stock. However, employees may immediately reallocate the matching portion, as well as invest their individual contribution, to any of a variety of investment alternatives offered under the plan. We may make additional profit sharing contributions to the plan. All such contributions are made at our discretion and may be made without regard to current or accumulated profits. Contributions are allocated to eligible participants uniformly, based upon compensation, age and other factors. Plan participants self-direct the investment of allocated contributions by choosing from a menu of investment options. Profit sharing contributions are subject to withdrawal restrictions and participants vest in their allocated contributions after three years of service. Expense related to this plan totaled $222 thousand during 2020.

The defined benefit pension plan (the "Retirement Plan") is a non-contributory plan that was frozen as of December 31, 2001. The plan provides pension and death benefits to substantially all employees who had attained the age of 21 years and had completed at least one year of service prior to December 31, 2001. Expense is recognized based upon actual contributions to the plans. There were no contributions, and thus no expense, related to this plan during 2020.

Certain employees are granted non-vested stock awards in shares of Cullen/Frost common stock. Compensation expense related to these awards totaled $89 thousand during 2020.

Note 6 - Income Taxes

We are included in the consolidated federal income tax return filed by Cullen/Frost. Our income tax provision is computed in accordance with a tax sharing agreement whereby we are paid for the tax benefit of any loss provided to Cullen/Frost, or alternatively, we pay Cullen/Frost for the incremental tax liability resulting from any profit we realize. We file separate or combined state and local income/margin tax returns where applicable. State and local taxes have been provided for in these financial statements.

The components of income tax expense for 2020 are presented in the table below:

Current income tax expense:		
Federal	$	64
State		2
Deferred income tax expense		38
Income tax expense, as reported	$	104

Reported income tax expense for 2020 differs from the amount computed by applying the U.S. federal statutory income tax rate of 21% to income before income taxes as follows:

Income tax expense computed at the statutory rate	$	97
Net tax benefit from stock-based compensation		(5)
Meals and entertainment		7
State tax expense		2
Dues and membership		1
Other		2
Income tax expense, as reported	$	104

Accounting Standards Codification ASC 740, Income Taxes, prescribes criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. There were no significant tax positions taken by management that required accrual as of December 31, 2020.

Deferred tax assets and liabilities are the expected future tax amounts resulting from the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities, computed using enacted tax rates. Deferred taxes at December 31, 2020 were as follows.

Deferred tax assets:		
Stock-based compensation	$	77
Deferred revenue		31
Bonus accrual		6
Deferred tax liabilities:		
Prepaid expenses		(48)
Depreciation		(11)
Net deferred tax asset	$	55

No valuation allowance for deferred tax assets was recorded at December 31, 2020, as management believes it is more likely than not that all of the deferred tax assets will be realized against deferred tax liabilities and projected future taxable income.

We file income tax returns in the U.S. federal jurisdiction. We are no longer subject to U.S. federal income tax examinations by tax authorities for years before 2017.

Note 7 - Related-Party Transactions

Intercompany Management and Administrative Expenses. Frost Bank provides us certain management and administrative services in accordance with a management services agreement that is reviewed and updated annually. The services provided include, but are not limited to, payroll processing, audit, marketing support, technical support, and financial operations. We reimbursed Frost Bank for the cost of these services, which totaled $434 thousand for 2020 and is included in general and administrative expense in the accompanying Statement of Income.

Rental Expense. We lease corporate office space under a one-year rental agreement with Frost Bank. This lease was renewed for a one-year term on January 1, 2021. Furthermore, we maintain a desk rental licensing agreement with Frost Bank wherein Frost Bank provides us with office space at various Frost Bank branch locations. Under the terms of the agreement, the license period commenced on January 1, 2015 and continues for successive 12-month periods until terminated by sixty days' prior written notice by either party. Rental expense for the corporate office lease and the desk rental license agreement totaled $158 thousand and $110 thousand, respectively, for 2020 and is included in technology, occupancy and equipment expense in the accompanying Statement of Income. Future minimum payments due under the corporate office lease and desk rental license agreement totaled $340 thousand at December 31, 2020.

Managed Accounts at Frost Investment Services. Frost Investment Services, LLC ("Frost Investment Services") is a wholly owned subsidiary of Frost Bank. Certain of our employees who perform brokerage duties for us also manage fiduciary investment accounts for Frost Investment Services. During 2020, Frost Investment Services reimbursed us $1.0 million related to the management of these fiduciary investment accounts by our employees. This reimbursement is included as a $914 thousand and $119 thousand reduction to employee compensation and benefits expense and technology, occupancy and equipment expense, respectively, in the accompanying Statement of Income.

Note 8 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio exceeds 10 to 1). At December 31, 2020, we had net capital of $24.4 million, which was $24.1 million in excess of our required net capital of $250 thousand. At such date, the ratio of aggregate indebtedness to net capital was 2.48%.

Note 9 - Fair Value Measurements

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, we utilize valuation techniques that are consistent with the market approach. Accounting Standards Codification (ASC) Topic 820 "Fair Value Measurements and Disclosures" establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy includes (i) Level 1 inputs that are unadjusted quoted prices in active markets for identical assets or liabilities, (ii) Level 2 inputs that are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly and (iii) Level 3 inputs that are unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities. All of our securities owned are reported at fair value utilizing Level 1 inputs. For these securities, we obtain fair value measurements from an independent pricing service. We review the fair value measurements for reasonableness to ensure such prices are aligned with traditional pricing matrices.

Note 10 - Accounting Standards Updates

ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." ASU 2016-13 along with several other subsequent codification updates related to accounting for credit losses, requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts and requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses. ASU 2016-13 became effective for us on January 1, 2020 and did not have a significant impact on our financial statements.

ASU 2018-13, "Fair Value Measurement (Topic 820) - Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement." ASU 2018-13 modifies the disclosure requirements on fair value measurements in Topic 820. The amendments in this update remove disclosures that no longer are considered cost beneficial, modify/clarify the specific requirements of certain disclosures, and add disclosure requirements identified as relevant. ASU 2018-13 became effective for us on January 1, 2020 and did not have a significant impact on our financial statements.

ASU 2018-14, "Compensation - Retirement Benefits-Defined Benefit Plans-General (Subtopic 715-20)." ASU 2018-14 amends and modifies the disclosure requirements for employers that sponsor defined benefit pension or other post-retirement plans. The amendments in this update remove disclosures that no longer are considered cost beneficial, clarify the specific requirements of disclosures, and add disclosure requirements identified as relevant. ASU 2018-14 will be effective for us on January 1, 2021 and is not expected to have a significant impact on our financial statements.

ASU 2019-12, "Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes." The guidance issued in this update simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition for deferred tax liabilities for outside basis differences. ASU 2019-12 also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. ASU 2019-12 will be effective for us on January 1, 2021 and is not expected to have a significant impact on our financial statements.

Frost Brokerage Services, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1
(Dollars in thousands)
December 31, 2020

Computation of net capital:		
Total ownership equity from Statement of Financial Condition		$ 25,257
Deduct ownership equity not allowable for Net Capital		—
Total ownership equity qualified for Net Capital		$ 25,257
Total capital and allowable subordinated liabilities		$ 25,257
Deductions and/or charges:		
Non-allowable assets:		
Receivables from parent or affiliates	$ —	
Other unsecured receivables	432	
Prepaid expenses	378	
Net deferred tax asset	55	
Total deductions and/or charges		865
Net Capital before haircuts on securities positions		$ 24,392
Net Capital		$ 24,392
Computation of basic net capital requirements:		
Minimum dollar net capital required (6-2/3 % of total aggregate indebtedness)		$ 40
Minimum dollar net capital requirement of reporting broker or dealer		$ 250
Net capital requirement (whichever is greater)		$ 250
Excess net capital		$ 24,142
Net capital less 120% of minimum net capital requirement		$ 24,092
Computation of aggregate indebtedness:		
Total aggregate indebtedness from Statement of Financial Condition		$ 605
Percentage of aggregate indebtedness to net capital		2.48 %

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited Part II of Form X-17A-5 filing as of December 31, 2020 submitted on March 11, 2021.

FROST BROKERAGE SERVICES, INC
CONFIDENTIAL

Schedule II -Exemption from filing Compliance Report
Required by SEC Rule 15c3-3

The Company is a registered broker-deal subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240. 17A-5, "Reports to be made by certain brokers and dealers"). This exemption Report was prepared as required by 17 CF.R. 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. 240, 15c3-3 under the provisions of 17C.F.R. 240.15c3-3 (k) (2): (i) and (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R.240. 15c3-3 (k) (2) (i) and (ii) throughout the year ended December 31, 2020 without exception.

Frost Brokerage Services, Inc

I, Angela Holliday, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____*Angela Holliday*_____
Signature

March 16, 2020
Date

Angela Holliday, CEO & President
Print Name and Title

Frost Brokerage Services, Inc.
Schedule II - Statement Regarding SEC Rule 15c3-3

December 31, 2020

The Company claimed exemption from 17 C.F.R.§240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2): (i) and (ii).

Frost Brokerage Services, Inc
Schedule of Assessment and Payments
For the Year Ended December 31, 2020

Revenue:		
Total revenue (FOCUS Line 12/Part II A Line 9)	$	14,351,662
Deductions:		
Revenue from the distribution of shares of a registered open end investment company or unit investment trust, from sale of variable annuities and from business of insurance		(6,500,973)
Net gain from securities in investment accounts		(136,601)
Commissions, floor brokerage and clearance paid to SIPC members in connection with securities transactions		(725,190)
SIPC net Operating revenues	$	6,988,898
SIPC general assessment at .0015	$	10,483
Less: Prior period credits		-
Assessment balance due - December 2020	$	10,483
Less: Payments 2020		(5,356)
Assessment balance due - February 2021	$	5,127